

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Paul F. Hickey
President and Chief Executive Officer
ReShape Lifesciences Inc.
18 Technology Dr, Suite 110
Irvine, California 92618

> **Re: ReShape Lifesciences Inc.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2023**
> **File No. 333-274227**

Dear Paul F. Hickey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Brett Hanson, Esq.